SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2020 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Registered Direct Offering

On November 29, 2020, Nano Dimension Ltd. (the “Company”) entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors to purchase an aggregate of 11,960,160 of the Company’s American Depositary Shares (“ADSs”), representing an equal number of the Company’s ordinary shares, par value NIS 5.00 per share, at a purchase price of $5.00 per ADS in a registered direct offering (the “Registered Direct Offering”). The gross proceeds to the Company from the Registered Direct Offering will total approximately $60 million. The closing of the sale of the ADSs is expected to occur on or about December 2, 2020, subject to the satisfaction of customary closing conditions.

Pursuant to the Purchase Agreements, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 30 days following the closing of the Registered Direct Offering, subject to certain customary exceptions.

The Company also entered into an agreement (the “Placement Agency Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc., as sole placement agent, or the Placement Agent, dated November 29, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Registered Direct Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 3.5% of the gross proceeds received for the ADSs. In addition, pursuant to the Placement Agency Agreement, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ADSs sold in the Registered Direct Offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall be exercisable, in whole or in part, commencing on a date which is 180 days after the date of the Placement Agency Agreement and expiring on the three and one-half year anniversary thereof at an initial exercise price per ADS of $6.25, which is equal to 125% of the purchase price of the ADSs under the Purchase Agreements.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-249559) and an additional registration statement pursuant to Rule 462(b) (File No. Registration No. 333-251004) under the Securities Act of 1933, as amended.

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the form of Purchase Agreement, the Placement Agency Agreement and the Placement Agent Warrant are filed as Exhibits 10.1, 10.1.A and 10.1.B, respectively, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905, 333-249559 and 333-251004) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses expected timing of the closing of the Registered Direct Offering. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
10.1	Placement Agency Agreement dated November 29, 2020.
10.1.A	Exhibit A to Placement Agency Agreement - Form of Securities Purchase Agreement.
10.1.B	Exhibit B to Placement Agency Agreement - Form of Placement Agent’s Warrant Agreement.
23.1	Consent of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) (included in Exhibit 5.1).
99.1	Press Release issued by Nano Dimension Ltd. on November 29, 2020, titled “Nano Dimension Prices $60 Million Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: November 30, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

3